Morgan Crucible

10th January 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

08000411

Tracey Bigmore
Assistant Company Secretary

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	10:30 21-Dec-07
Number	4864K

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Morgan Crucible Company plc –Transactions in Own Shares

Morgan Crucible Company plc (the "Company") announces that it has commenced a non-discretionary programme to purchase ordinary shares for cancellation from 21 December 2007 and is scheduled to end on 18 February 2008 when the Company expects to announce its preliminary results.

The buy back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

The Company confirms that it currently has no unpublished price sensitive information.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	09:54 09-Jan-08
Number	3862L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   The Morgan Crucible Company plc

2. **Reason for the notification**
   (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )
   ....

3. **Full name of person(s) subject to notification obligation:**
   JPMorgan Chase & Co.

4. **Full name of shareholder(s)** (if different from 3):
   J.P. Morgan Investment Management Inc.
   JF Asset Management Limited
   JPMorgan Asset Management (Japan) Limited
   JPMorgan Asset Management (UK) Limited

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   3 January 2008

6. **Date on which issuer notified:**
   7 January 2008

7. **Threshold(s) that is/are crossed or reached:**
   5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0006027295	13,686,994	13,686,994

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indire
GB0006027295	13,957,030		13,957,030		5.05%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,957,030	5.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Total disclosable holding for JPMorgan Chase & Co: 13,957,030 (5.05%)
J.P. Morgan Investment Management Inc.
JF Asset Management Limited
JPMorgan Asset Management (Japan) Limited
JPMorgan Asset Management (UK) Limited: 13,858,451 (5.01%)

Proxy Voting:

10. Name of proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Tracey Bigmore

15. Contact telephone number:
01753 837222

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